UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                                 LOEHMANN'S, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    540417102
                              ---------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                Page 1 of 4 pages

CUSIP No. 540407102                      13G                   Page 2 of 4 pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON Entrecanales Y Tavora, S.A.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    N/A
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [  ]

               N/A                                            (b) [  ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                          Spain
--------------------------------------------------------------------------------
 NUMBER OF    5     SOLE VOTING POWER    674,026
  SHARES      ------------------------------------------------------------------
BENEFICIALLY  6     SHARED VOTING POWER    0
 OWNED BY     ------------------------------------------------------------------
   EACH       7     SOLE DISPOSITIVE POWER  674,026
 REPORTING    ------------------------------------------------------------------
PERSON WITH   8     SHARED DISPOSITIVE POWER  0
              ------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        674,026
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES*
                 N/A
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:     7.7%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
         The Schedule 13G Report is filed pursuant to Rule 13d-1(c)
              CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

     (a)  Name of Issuer

          Loehmann's, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          2500 Halsey Street
          Bronx, NY 10461

Item 2.

     (a)  Name of Person Filing

          Entrecanales Y Tavora, S.A.

          The company filing this report owns a majority interest in Sefinco Limited,a Bermuda company, the direct owner of the common stock subject to this report. The company may therefore be deemed the beneficial owner of such stock.

     (b)  Address of Principal Business Office or, if none, Residence

          Cardenal Marcelo Spinola, 6
          Edificio E
          28016 Madrid
          Spain

     (c)  Citizenship

          Spain

     (d)  Title of Class of Securities

          Common Stock

     (e)  CUSIP Number

          540417102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d- 2(b), check whether the person filing is a:

          Not applicable

Item 4.  Ownership

          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          Not applicable

                                Page 3 of 4 pages

Item 5. Ownership of Five Percent or Less of a Class

          Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          The company filing this report owns a majority of the voting stock of Sefinco Limited, a Bermuda company, which is the direct owner of the common stock subject to this report. The company may therefore be deemed the beneficial owner of such common stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          The company filing this report owns a majority of the voting stock of Sefinco Limited, a Bermuda company with its principal address at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda, which is the direct owner of the common stock subject to this report. The company may therefore be deemed the beneficial owner of such common stock.


Item 8.  Identification and Classification of Members of the Group

          Not applicable

Item 9.  Notice of Dissolution of Group

                  Not applicable

Item 10.          Certification

                  Not applicable

                                    SIGNATURE

     After a reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Dated: April 2, 1997


                                            ENTRECANALES Y TAVORA, S.A.

                                            /s/Joseph J. Pinto
                                            ------------------
                                            Joseph J. Pinto
                                            Authorized Representative




                                Page 4 of 4 pages